FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of June 29, 2009

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|  Form 40-F  |   |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  |   |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  |   |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |   |  No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Audit Result Release

1. External Auditor’s Opinion and Condensed Non-Consolidated Financial Statements

	Current Fiscal Year (2008)	Previous Fiscal Year (2007)
a. External Auditor’s Opinion	Unqualified	Unqualified
- Includes uncertainty of going concern	Yes	Yes

b. Condensed Non-Consolidated Financial Statements based on Korean GAAP (in Korean won)
Total Assets	16,429,147,571	18,996,174,480
Total Liabilities	19,525,220,313	8,400,129,558
Total Shareholders’ Equity	(-)3,096,072,742	10,596,044,922
Revenues	16,195,585,831	17,283,841,604
Operating Income (Loss)	(-)11,981,560,573	(-)10,385,020,795
Ordinary Income (Loss)	(-)13,925,310,308	(-)7,914,400,933
Net Income (Loss)	(-)13,925,310,308	(-)7,914,400,933
Basic EPS	(-)2,055	(-)1,209

2. Name of External Auditor	Samjong KPMG	Samjong KPMG

3. Date of Audit Report Received	April 14, 2009	February 29, 2008

*	This audit result release was prepared and is presented in accordance with Korean GAAP. Significant differences exist between Korean GAAP and U.S. GAAP, including accounting principles with respect to the consolidation of financial results of any subsidiary, which might be material to the non-consolidated financial information provided in this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Seo-Kyu Lee
Name:	Seo-Kyu Lee
Title:	Chief Executive Officer

June 29, 2009